Exhibit 99.3

Sinovac to Host Conference Call to Report Fourth Quarter and Full Year 2013
Unaudited Financial Results

BEIJING, March 12, 2014 — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the fourth quarter and whole year ended December 31, 2013, after market closes on Wednesday, March 19, 2014 EDT.  The Company will host a conference call prior to the market opening on Thursday, March 20, 2014, at 8:00 a.m. EDT (Thursday, March 20, 2014 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International).  A replay of the call will be available from 11 a.m. EDT on March 20, 2014, to April 3, 2014, at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13578265.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com.  A webcast replay can be accessed on the corporate website beginning March 20, 2014, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed the new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9659/9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media

Aaron Estrada

The Ruth Group

Tel:  +1-646-536-7028

Email:  aestrada@theruthgroup.com